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                                                                   Exhibit 1


NEWS RELEASE
THE LACLEDE GROUP
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                                       720 OLIVE STREET, ST. LOUIS, MO 63101

                                              CONTACT: Richard N. Hargraves
                                                        (314) 342-0652

FOR IMMEDIATE RELEASE


THE LACLEDE GROUP ANNOUNCES FIRST-QUARTER EARNINGS

         ST. LOUIS, Mo., January 30, 2003 -- The Laclede Group, Inc. (NYSE:
LG) today released its earnings report for the first quarter of its fiscal year 2003.

         Earnings for the quarter that ended December 31, 2002, were 80 cents per share, compared with 41 cents per share earned during the same period last year. Earnings for the quarter were almost solely derived from the regulated activities of the Company's largest subsidiary, Laclede Gas Company, Missouri's largest natural gas distribution company. Those utility earnings come from the sale of heating energy, which has historically been heavily influenced by weather.

         The year-over-year earnings improvement is due, in large part, to 21% higher sales linked to a return to near-normal temperatures in Laclede Gas' service area this year. Temperatures this year were approximately 32% colder than the same period last year, which was the third warmest October-to-December period on record.

         Also contributing to the Company's improved results were the impacts of general rate increases that became effective December 1, 2001 and November 9, 2002. Additionally, as part of the November case, we initiated an innovative new weather


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mitigation rate design which lessens, for the future, the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Company's earnings.

         This new rate design provides Laclede Gas with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. This means that, in the event of a colder-than-normal winter, when bills and our revenues would traditionally have been higher because of increased customer usage, Laclede's customers will not be charged more than the utility's actual authorized distribution costs. Conversely, in a warmer-than-normal winter, when bills and our earnings would be lower, the rate structure will prevent any significant weather-related under-recovery of these actual distribution costs.

          These positive impacts were somewhat offset by an accrual to the Company's provision for uncollectible accounts in recognition of higher levels of uncollectible bills from utility customers unable to pay their gas bills during the colder weather.

         Additionally, the Company's non-regulated operations improved results over the same quarter last year.

         At today's Annual Meeting of Shareholders, Mr. Arnold Donald, an outstanding civic and business leader, will be elected to The Laclede Group's Board of Directors.

         Mr. Donald is Chairman and Chief Executive Officer of Merisant Company, a global corporation based in St. Louis that manufactures and markets a number of leading tabletop sweetener products around the world, such as Equal(R) and Canderel(R). Prior to assuming leadership of Merisant, Mr. Donald was a senior executive at Monsanto Company, which he joined in 1977.

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         Mr. Donald will succeed Mr. Andrew B. Craig III, who is retiring from the Board after serving with distinction since 1994. Mr. Craig, the former Chairman of the Board of NationsBank, is co-founder and Managing Director of RiverVest Venture Partners, a St. Louis-based venture capital firm focusing on early-stage life science investments.

         Note: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-K for the year ended September 30, 2002, filed with the Securities and Exchange Commission.









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
                                             UNAUDITED

STATEMENTS OF CONSOLIDATED INCOME

THE LACLEDE GROUP, INC.
(Thousands, Except Per Share Amounts)
                                                                             THREE MONTHS ENDED
                                                                                DECEMBER 31,
                                                                        ----------------------------
                                                                          2002                2001
                                                                          ----                ----
OPERATING REVENUES:
    Regulated
      Gas distribution . . . . . . . . . . . . . . . . . . . . .        $217,165            $183,211
    Non-Regulated
      Services . . . . . . . . . . . . . . . . . . . . . . . . .          30,823                   -
      Other. . . . . . . . . . . . . . . . . . . . . . . . . . .          32,183              11,433
                                                                        --------            --------
                                        Total operating revenues         280,171             194,644
                                                                        --------            --------

OPERATING EXPENSES:
    Regulated
       Natural and propane gas . . . . . . . . . . . . . . . . .         133,843             115,594
       Other operation expenses. . . . . . . . . . . . . . . . .          31,324              26,276
       Maintenance . . . . . . . . . . . . . . . . . . . . . . .           4,444               4,314
       Depreciation and amortization . . . . . . . . . . . . . .           5,493               6,582
       Taxes, other than income taxes. . . . . . . . . . . . . .          14,128              12,899
                                                                        --------            --------
                              Total regulated operating expenses         189,232             165,665
    Non-Regulated
      Services . . . . . . . . . . . . . . . . . . . . . . . . .          30,625                   -
      Other. . . . . . . . . . . . . . . . . . . . . . . . . . .          31,081              11,663
                                                                        --------            --------
                                        Total operating expenses         250,938             177,328
                                                                        --------            --------
OPERATING INCOME . . . . . . . . . . . . . . . . . . . . . . . .          29,233              17,316
OTHER INCOME AND INCOME DEDUCTIONS - NET . . . . . . . . . . . .           1,048                 924
                                                                        --------            --------
INCOME BEFORE INTEREST AND INCOME TAXES. . . . . . . . . . . . .          30,281              18,240
                                                                        --------            --------

INTEREST CHARGES:
    Interest on long-term debt . . . . . . . . . . . . . . . . .           5,205               5,205
    Preferred dividends and distributions of subsidiary trust. .             144                   -
    Other interest charges . . . . . . . . . . . . . . . . . . .           1,349               1,359
                                                                        --------            --------
                                          Total interest charges           6,698               6,564
                                                                        --------            --------
INCOME BEFORE INCOME TAXES . . . . . . . . . . . . . . . . . . .          23,583              11,676
INCOME TAX EXPENSE . . . . . . . . . . . . . . . . . . . . . . .           8,472               3,936
DIVIDENDS ON PREFERRED STOCK - LACLEDE GAS . . . . . . . . . . .              16                  21
                                                                        --------            --------
NET INCOME APPLICABLE TO COMMON STOCK. . . . . . . . . . . . . .        $ 15,095            $  7,719
                                                                        ========            ========

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING. . . . . . . . . . .          18,961              18,878
EARNINGS PER SHARE OF COMMON STOCK . . . . . . . . . . . . . . .        $   0.80            $   0.41


CERTAIN PRIOR-PERIOD AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO CURRENT-YEAR PRESENTATION.
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